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                                                       UNITED STATES
                                            SECURITIES AND EXCHANGE COMMISSION
                                                   WASHINGTON, DC 20549

                                                        FORM 12b-25


                                                NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K
               |_| Form 10-Q   |_| Form 10-D   |_| Form N-SAR   |_|  Form N-CSR


         For Period Ended:     September 30, 2008

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ------------------------------

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      Read instruction sheet (on back page) before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            El Capitan Precious Metals, Inc.
                           -----------------------------------------------------
Former name if applicable:
                           -----------------------------------------------------

Address of principal executive office (Street and number):
                                                  1325 Airmotive Way, Suite 276,
                                                  ------------------------------

City, State and zip code:  Reno, Nevada, 89502
                         -----------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense.
    |
|X| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof
    |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or subject distribution report on Form 10-D, or
    |       portion thereof will be filed on or before the fifth calendar day
    |       following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable. Not applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has experienced a delay in preparing its Form 10-K for the fiscal year ended September 30, 2008 which could not have been avoided without unreasonable effort and expense. The Company has limited financial resources which has made it difficult to complete the required financial reporting and disclosures and proper review by the Company's auditors and board of directors and audit committee. The delay could not have been avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

               R. William Wilson               (775) 786-6444
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                     (Name)                  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes  |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        El Capitan Precious Metals, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 29, 2008                  By: /s/ R. William Wilson
      -------------------                     ----------------------------------
                                                  R. William Wilson
                                                  Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                         ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).